# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 31 October 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

**Enclosures**:  Dealings in securities by a director of Sasol Limited and directors of a major subsidiary of Sasol Limited during October 2007:

1. 12 October
2. 16 October
3. 26 October

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol Limited ("the Company") by a director of a major subsidiary of
the Company:

| | |
|---|---|
| Name | H Wenhold |
| Office held | Director of Sasol Synfuels (Pty) Limited |
| Company | Sasol Limited |
| Date transaction effected | 11 October 2007 |
| Option offer date | 05 September 2001 |
| Option offer price | R78,70 |
| Exercise date | 12 September 2001 |
| Exercise price | R81,70 |
| Number of shares | 1 900 |
| Selling price per share | R331,60 |
| Total value | R630 040 |
| Class of shares | Ordinary no par value |
| Nature of transaction | sale of shares pursuant to implementation of options |
| Nature and extent of Director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

12 October 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL LIMITED

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of the Company:

| | |
|---|---|
| Director | A de Klerk |
| Subsidiary | Sasol Synfuels (Pty) Limited |
| Date transaction effected | 15 October 2007 |
| Option offer date | 05 September 2001 |
| Option offer price | R78,70 |
| Exercise date | 19 September 2001 |
| Exercise price | R76,50 |
| Number of shares | 10 000 |
| Selling price per share | R335,67 |
| Total value | R3 356 700 |
| Class of shares | Ordinary no par value |
| Nature of transaction | sale of shares pursuant to implementation of options |
| Nature and extent of director's interest | Direct beneficial |
| Clearance given in terms of paragraph 3.66 | Yes |

16 October 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in
securities of Sasol by a director of the Company:

On 25 October 2007 Ms V N Fakude, an executive director of Sasol
Limited, concluded the following transactions in Sasol ordinary shares:

a)    30 000 ordinary Sasol shares were bought by her in terms of the
      Sasol Share Incentive Scheme for R219,50 per share for a total
      consideration of R6 585 000; and

b)    30 000 ordinary Sasol shares were sold by her in terms of the
      Sasol Share Incentive Scheme for R331,60 per share for a total
      consideration of R9 948 000.

Ms Fakude's interest in the shares mentioned above is a direct
beneficial interest.  These transactions were cleared by the chairman
of the board of Sasol.


26 October 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 31 October 2007                          By:     /s/ N L Joubert
                                                        Name:  Nereus Louis Joubert
                                                        Title:   Company Secretary